Exhibit 99.1

Kamada Announces Extension of Collaboration with Massachusetts General
Hospital for a Proof-of-Concept Study Evaluating the Potential Benefit of
Liquid Alpha-1 Antitrypsin on Liver Preservation Prior to Transplantation

Rehovot, Israel, September 5, 2018 – Kamada Ltd. (the "Company") (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, today announced the extension of an ongoing investigator initiated, proof-of-concept study evaluating the potential benefit of the Company’s liquid Alpha-1 Antitrypsin (AAT) on liver preservation and transplant rejection prevention. The Company is collaborating with Massachusetts General Hospital (MGH) which is conducting and funding a study being led by James F. Markmann, M.D., Ph.D., Chief, Division of Transplant Surgery, MGH, who is the Claude E. Welch Professor of Surgery at Harvard Medical School.

The purpose of the ongoing study is to assess the effect of AAT on liver graft quality and viability and to evaluate the liver graft for markers of Ischemia-Reperfusion Injury (IRI) and tissue damage. Organ preservation methods pre-transplant are continuously improving due to advanced technologies, such as ex-vivo perfusion systems. This study is evaluating the effect of AAT produced by Kamada on a liver graft once administered into an ex-vivo perfusion system.

AAT has been found to have anti-inflammatory, tissue-protective, immune-modulatory, and anti-apoptotic properties. These characteristics may decrease inflammation by lowering levels of pro-inflammatory cytokines and proteases associated with organ injury during harvest and transplantation, the prevalent causes of organ transplant rejection.

In the first cohort of the study, organ viability parameters (e.g. liver function tests and hemodynamics, which represent risks for failure or dysfunction after transplantation), inflammatory pathway analysis and histology, were all measured and yielded positive trends.  The second cohort of the study will be initiated shortly and will assess the effect of AAT with different dosing. Results from the first cohort will be submitted for publication later this year.

“Although liver preservation methods have improved in recent years, there still exists a significant need to reduce organ discard rates associated with liver transplantation. Not only is organ injury directly correlated to high re-transplantation rates, it also increases patient mortality,” said Dr. Markmann. “We are continuing to investigate the AAT’s potential to attenuate inflammatory processes triggered during organ harvest and transplantation. We’ve observed positive trends of AAT modifying ischemic response in the study’s first cohort and look forward to its continuation in the second cohort.”

“We are encouraged by the results of the first cohort of this study, and are pleased to advance our work with Dr. Markmann and his team at MGH,” said Amir London, Kamada’s Chief Executive Officer. “There are approximately 20,000 liver transplants conducted globally each year, which could present a meaningful market opportunity for AAT produced by kamada. Should the positive trends continue in the ongoing study, we may consider further extension of the study to other solid organs transplantations which, if successful, could significantly increase our market opportunity.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, it's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as (without limitation) statements regarding optimism for positive indications of AAT for liver transplantation in the second cohort of the study, as well as the further ability to extend the study for the treatment to other solid organs and the potential market opportunities for AAT associated therewith. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of the study, delays with the study, additional competition in the AAT market, regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com